UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH CARE REIT, INC.

(Name of Subject Company and Filing Person (Issuer))

3.00% Convertible Senior Notes due 2029

(Title of Class of Securities)

42217K AR7

(CUSIP Number of Class of Securities)

Erin C. Ibele

Executive Vice President, Head of Human Capital and Corporate Secretary

4500 Dorr Street

Toledo, Ohio 43615

(419) 247-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

Mary Ellen Pisanelli

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street

Toledo, Ohio 43604

(419) 241-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$215,965,000	$25,095

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.00% Convertible Senior Notes due 2029 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, December 1, 2014. As of October 29, 2014, there was $215,965,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $215,965,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction. The filing fee was paid on October 30, 2014 in connection with the filing by Health Care REIT, Inc. of the original Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,095	Filing Party: Health Care REIT, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Health Care REIT, Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 3.00% Convertible Senior Notes due 2029 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 3.00% Convertible Senior Notes due 2029, dated October 30, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to the originally filed Schedule TO (which related notice materials, together with the Company Notice, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of Holders to surrender their Notes for purchase by the Company pursuant to the Option Documents expired at 12:00 midnight, New York City time, at the end of November 28, 2014 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent, that no Notes were validly surrendered for purchase prior to the Expiration Date. Following the Expiration Date, $215,965,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Company Notice to Holders of 3.00% Convertible Senior Notes due 2029, dated October 30, 2014.

(a)(5)*	Press release issued on October 30, 2014.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(2)	Supplemental Indenture No. 1, dated as of March 15, 2010, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(3)	Amendment No. 1 to Supplemental Indenture No. 1, dated as of June 18, 2010, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.3 to the Company’s Form 8-K filed June 18, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on October 30, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTH CARE REIT, INC.

By:	/s/ THOMAS J. DEROSA
Name:	Thomas J. DeRosa
Title:	Chief Executive Officer

Dated: December 1, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Company Notice to Holders of 3.00% Convertible Senior Notes due 2029, dated October 30, 2014.

(a)(5)*	Press release issued on October 30, 2014.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 15, 2010, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(2)	Supplemental Indenture No. 1, dated as of March 15, 2010, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(3)	Amendment No. 1 to Supplemental Indenture No. 1, dated as of June 18, 2010, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.3 to the Company’s Form 8-K filed June 18, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on October 30, 2014